Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

The following letter was made available to Churchill stockholders on or about July 19, 2021.

1407 Broadway 27th Floor, New York, NY, 10018
Tel: 212-929-5500 Fax: 212-929-0308
Email: proxy@mackenziepartners.com

New York London Los Angeles Palo Alto

Please Contact MacKenzie Partners Today

To Vote Your Churchill Capital Corp IV Shares!

July 16, 2021

Dear Churchill Capital Corp IV Stockholder:

The Special Meeting of Stockholders of Churchill Capital Corp IV (“CCIV”), is scheduled to be held on July 22, 2021, in connection with the proposed merger (the “Merger”) of Churchill and Atieva, Inc., d/b/a Lucid Motors, (“Lucid”), pursuant to that certain agreement and plan of merger, dated as of February 22, 2021, by and among Churchill, Lucid and Air Merger Sub, Inc. (the “Merger Agreement”).

It is very important that all stockholders have their voices heard. We urge you to please vote your CCIV shares today. You may do so by contacting MacKenzie Partners toll-free at 1-800-322-2885. MacKenzie has been engaged by CCIV to assist in gathering the votes at the Special Meeting.

No matter how many shares you hold your vote is very important. Please contact MacKenzie Partners today so we may assist in processing your vote – this will only take a few minutes of your time, but will help save CCIV the cost of additional mailings.

MacKenzie’s team of representatives can be reached toll-free at 1-800-322-2885 or 1-212-929-5500 (call collect). You may also contact us with your voting instructions via email at: proxy@mackenziepartners.com. Here is a sample email.

Please let this email serve as my authorization to vote my_____ shares of Churchill Capital Corp IV stock as follows:

1.	FOR the Business Combination Proposal
2.	FOR the Charter Proposal

3.	FOR the Governance Proposal
3A.	FOR the Change in Authorized Shares
3B.	FOR the Action by Written Consent
3C.	FOR the Declassification of Churchill Board
4.	FOR the Incentive Plan Proposal
5A.	FOR election of director – Peter Rawlinson
5B.	FOR election of director – Turqi Alnowaiser
5C.	FOR election of director – Glenn R. August
5D.	FOR election of director – Nancy Gioia
5E.	FOR election of director – Frank Lindenberg
5F.	FOR election of director – Andrew Liveris
5G.	FOR election of director – Nichelle Maynard-Elliot
5H.	FOR election of director – Tony Posawatz
5I.	FOR election of director – Janet Wong
6.	FOR the NYSE Proposal
7.	FOR the Adjournment Proposal

The shares are registered in the name of ______________________

Sincerely,

MacKenzie Partners, Inc.

Toll-Free at 1-800-322-2885 or Collect 1-212-929-5500

Additional Information About the Proposed Transactions and Where to Find It

The proposed business combination between Lucid and CCIV and the related PIPE investment (together, the “proposed transactions”) will be submitted to shareholders of CCIV for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which included a definitive proxy statement in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. CCIV mailed a definitive proxy statement and has mailed or will mail other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.